UNITY ORGANICS, LLC

SECOND AMENDED AND RESTARTED LIMITED LIABILITY COMPANY AGREEMENT

Dated as of November 5, 2020

THE EQUITY SECURITIES REPRESENTED BY THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITEIS ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH EQUITY SECURITIES MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTIONS THEREFROM AND COMPLIANCE WITH THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFRABILITY SET FORTH HEREIN.

UNITY ORGANICS, LLC
AMENDED AND RESTARTED LIMITED LIABILITY COMPANY AGREEMENT

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (the "Agreement") is entered into as of November 5, 2020, by and between ALEX VALLEY, an individual, ZACHARY COSMAN, an individual, LEWIS ROBINOVITCH, an individual, PHENE WARDLAW, an individual, and STEVEN H. COX, an individual (referred to individually as a Member and collectively as the Members) with reference to the following:

RECITALS

A. The Certificate of Formation was filed in the office of the Secretary of State of Delaware on March 19, 2018 in accordance with and pursuant to the Delaware Limited Liability Company Act.

B. The Members entered into a Limited Liability Agreement, dated as of June 23, 2020 (the “Prior LLC Agreement”) to form and provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

C. The Members are now desirous to amend and restate the Prior LLC Agreement in its entirety.

D. By execution of this Agreement, the Managers and the Members hereby adopt this Agreement to amend and restate the Prior LLC Agreement in its entirety on the terms, and subject to the conditions, set forth herein.

AGREEMENT

In consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby amend and restate the Prior LLC Agreement in its entirety as follows:

Article I. DEFINITIONS.

Capitalized terms used in this Agreement have the meanings specified in this Article or elsewhere in this Agreement and when not so defined shall have the meanings set forth in Section 18-101 of the Act.

“Act” means the Delaware Limited Liability Company Act (Del. Code Ann. tit. 6, § 18-101 et seq), including amendments thereto from time to time.

“Adjusted Capital Account Deficit” is defined in Section 4.3(a) hereof.

“Affiliate” of a Member means (1) any Person directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Member. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through membership, ownership of voting securities, by contract, or otherwise.

“Agent” means agent, including, for the avoidance of doubt, a trustee or other fiduciary of a plan, trust, or other entity or arrangement as described in Section 18-101(13) of the Act.

"Agreement" means this Limited Liability Company Agreement, as originally executed and as amended from time to time.

"Assignee" means a person who has acquired a Member's Economic Interest in the Company, by way of a transfer in accordance with the terms of this Agreement, but who has not become a Member.

"Assigning Member" means a Member who by means of a Transfer has transferred an Economic Interest in the Company to an Assignee.

“Available Cash” means the gross cash proceeds received by the Company during the fiscal year less the amounts used to pay Company expenses, used to repay Company debt, used to purchase capital improvements and the amounts set aside as Reserves, all as reasonably determined by the Manager.

“Book Depreciation” is defined in Section 4.3(b) hereof.

“Book Value” means, with respect to any item of property of the Company, the item’s adjusted basis for federal income tax purposes, except as follows: (a) The Book Value of any property contributed by a Member to the Company shall be the gross fair market value of such property, as mutually agreed by the contributing Member and the Manager; (b) The Book Value of any item of property of the Company, distributed or deemed distributed to any Member shall be the gross fair market value of such item of property immediately before such distribution as determined by the Manager; provided, however, that (i) the Book Value of property of the Company shall be subject to the adjustments specified in Section 4.8.

“Capital Account” means, with respect to any Member, the account maintained and adjusted in accordance with Section 3.3 hereof.

“Capital Contribution” means, with respect to any Member, the amount of the money and the Fair Market Value of any property (other than money) contributed by a Member to the Company

(net of liabilities secured by such contributed property that the Company is considered to assume or take subject to in accordance with Reg. Section 1.704-1(b)(2)(iv)(b)) in exchange for Member Units. A Capital Contribution shall not be deemed a loan.

"Capital Event" means a sale or disposition of any of the Company's capital assets, the receipt of insurance and other proceeds derived from the involuntary conversion of Company property, the receipt of proceeds from a refinancing of Company property, or a similar event with respect to Company property or assets.

"Cause" means the occurrence of any one or more of these events which are not rectifiable by the Founding Member: (i) non-appealable conviction of a felony or crime of moral turpitude; (ii) any intentional or negligent acts that are reasonably likely to cause harm or damage to the reputation and goodwill of the Company; (iii) any violation or breach of any material provisions or covenants in this Agreement and in any other agreements between the Company and the Founding Member; and (iv) any violation or breach of any material provisions of any policies and procedures of the Company to which the Founding Member is subject or bound.

"Certificate of Formation" is defined in Section 18-101(2) of the Act as applied to this Company.

"Code" or "IRC" means the Internal Revenue Code of 1986, as amended.

"Company" means the company named in Section 2.2 hereof.

"Company Minimum Gain" is defined in Section 4.3(c) hereof.

"Economic Interest" means a Person's right to share in the income, gains, losses, deductions, credit or similar items of, and to receive distributions from, the Company, but does not include any other rights of a Member, including the right to vote or to participate in management.

"Encumber" means the act of creating or purporting to create an Encumbrance, whether or not perfected under applicable law. "Encumbrance" means, with respect to any Member Units, or any element thereof, a mortgage, pledge, security interest, lien, proxy coupled with an interest (other than as contemplated in this Agreement), option, or preferential right to purchase.
"Fair Option Price" is defined in Section 8.9 hereof.

"Family Member" means a spouse, parent, sibling (including half-siblings), in-law, child or grandchild, in each case whether natural, adopted or in the process of adoption.

"Founding Members" mean Alex Valley and Zachary Cosman.

"Involuntary Transfer" means, with respect to any Member Units, or any element thereof, any Transfer, whether by operation of law, pursuant to court order, foreclosure of a security interest, execution of a judgment or other legal process, or otherwise, including a purported Transfer to or from a trustee in bankruptcy, receiver, or assignee for the benefit of creditors.

"Losses" is defined in Section 4.2 hereof.

"Manager" or "Managers" means the Person(s) named as such in Article V or the Persons who from time to time succeed any Person as a Manager and who, in either case, are serving at the relevant time as a Manager.

"Member" means an initial Member or a Person who otherwise acquires Member Units, as permitted under this Agreement, and who remains a Member.

"Member Nonrecourse Debt" is defined in Section 4.3(d) hereof.

"Member Nonrecourse Debt Minimum Gain" is defined in Section 4.3(e) hereof.

"Member Nonrecourse Deductions" is defined in Section 4.3(f) hereof.

"Member Units" represent a Member's rights in the Company, collectively, including the Member's Economic Interest, any right to vote or participate in management, and any right to information concerning the business and affairs of the Company. The Member Units of each Member shall be set forth on Exhibit A hereto.

"Member Unit Certificates" is defined in Section 7.3 hereof.

"Nonrecourse Deductions" is defined in Section 4.3(g) hereof.

"Nonrecourse Liability" is defined in Section 4.3(h) hereof.

"Option Date" is defined in Section 8.9 hereof.

"Person" means an individual, partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.
"Percentage Interest" for each Member is calculated by dividing the number of Member Units held by such Member at the time of determination by the total number of outstanding Member Units at the time of determination.

"Proceeding" means any threatened, pending, or completed action, arbitration, hearing, investigation, litigation, suit or proceeding, whether civil, criminal, administrative, judicial or investigative, by or before a governmental or quasi-governmental authority or an arbitrator.
"Profits" is defined in Section 4.2 hereof.

"Proxy" means the grant of authority to vote membership interests given in accordance with Section 7.7 hereof.

"Regulations" or "Reg." means the income tax regulations promulgated by the United States Department of the Treasury and published in the Federal Register for the purpose of interpreting and applying the provisions of the Code, as such Regulations may be amended from time to time, including corresponding provisions of applicable successor regulations.

"Reserves" means the aggregate of reserve accounts that the Manager deems reasonably necessary to meet accrued or contingent liabilities of the Company, reasonably anticipated operating expenses, and reasonably anticipated working capital requirements, in a combined maximum amount of $200,000.

"Selling Member" is defined in Section 8.5 hereof.

"Successor in Interest" means an Assignee, a successor of a Person by merger or otherwise by operation of law, or a Transferee of all or substantially all of the business or assets of a Person.

"Tax Item" means each item of Company taxable income, gain, loss, deduction, or credit, or item thereof.

"Tax Representative" means the Person designated as Tax Representative under Section 6.7 hereof.

"Transfer" means, with respect to Member Units or any element of Member Units, any transfer, sale, assignment, conveyance, pledge, hypothecation, gift, Involuntary Transfer, Encumbrance, or other disposition of such Member Units or any element of such Member Units, directly or indirectly, voluntarily or involuntarily, by operation of law, with or without consideration, or otherwise (including, without limitation, by way of intestacy, will, gift, bankruptcy, receivership, levy, execution, charging order or other similar sale or seizure by legal process), as well as the act of performing any of the foregoing, other than with respect to an Encumbrance that is expressly permitted under this Agreement.

"Transferee" means, with respect to Member Units or any element of Member Units, the recipient of Member Units in a Transfer.

"Triggering Event" is defined in Section 8.5 hereof.

"Unrecovered Capital" means the aggregate amount of cash and the net fair market value of all tangible property initially contributed to the capital of the Company by a Member, less the aggregate amount of cash and the net fair market value of all property distributed to that Member.

"Vote" means a written consent or approval, a ballot cast at a meeting, or a voice vote.

"Voting Interest" means, with respect to a Member, the right to vote or participate in management and any right to information concerning the business and affairs of the Company provided under the Act, except as limited by the provisions of this Agreement. Except as provided in Section 7.1 hereof, a Member's Voting Interest shall be directly proportional to that Member's Member Units.

Article II. <u>ORGANIZATION.</u>

II.1. On March 19, 2018, a Certificate of Formation was filed in the office of the Secretary of State of Delaware in accordance with and pursuant to the Act.

II.2. The name of the Company is UNITY ORGANICS, LLC.

II.3. The principal executive office of the Company shall be at 251 Emerald Bay, Laguna Beach, CA 92651, or such other place or places as may be determined by the Members from time to time.

II.4. The initial agent for service of process on the Company is United States Corporation Agents, Inc. whose address is 300 Delaware Avenue, Suite 210-A, Wilmington, DE 19801. The Members may from time to time change the Company's agent for service of process.

II.5. The Company is authorized to transact any and all lawful business for which a limited liability company may be organized under the law of the State of Delaware that is incident, necessary and appropriate to accomplish the foregoing.

II.6. The Members intend the Company to be a limited liability company under the Act. Neither the Managers nor any Member shall take any action inconsistent with the express intent of the parties to this Agreement.

II.7. The term of existence of the Company commenced on the effective date of filing of the Certificate of Formation with the Delaware Secretary of State and shall continue unless sooner terminated by the provisions of this Agreement or as provided by law.

II.8. The names and addresses of the Members, and their respective capital contributions and the respective number of Member Units held by them, are as set forth in Exhibit A hereto.

II.9. The Company's initial registered office and initial registered agent shall be as provided in the Certificate of Formation. The registered office and registered agent may be changed from time to time by the Manager by filing the address of the new registered office and/or the name of the new registered agent pursuant to the Act.

II.10. Except as expressly set forth in this Agreement or required by law, no Member shall be personally liable for any debt, obligation or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise.

II.11. The Members and their officers, directors, shareholders, partners, members, managers, agents, employees or Affiliates, may not engage or invest in, independently or with others, any business activity of any type or description, including without limitation those that might be the same as or similar to the Company's business and that might be in direct or indirect competition with the Company, without prior approval of the majority of the Members, while they are Members and for a period of twelve (12) months following their dissociation from the Company for any reason. Neither the Company nor any Member shall have any right in or to such other ventures or activities or to the income or proceeds derived therefrom. The Members shall not be obligated to present

any investment opportunity or prospective economic advantage to the Company, even if the opportunity is of the character that, if presented to the Company, could be taken by the Company. The Members shall have the right to hold any investment opportunity or prospective economic advantage for their own account or to recommend such opportunity to Persons other than the Company. Each Member acknowledges that the other Members and their officers, directors, shareholders, partners, members, managers, agents, employees and Affiliates own and/or manage other businesses, including businesses that may compete with the Company and for the Members' time. Each Member hereby waives any and all rights and claims which they may otherwise have against the other Member and its officers, directors, shareholders, partners, members, managers, agents, employees and Affiliates as a result of any such activities.

Article III. CAPITAL AND CAPITAL CONTRIBUTIONS.

III.1. The Managers may determine from time to time by unanimous vote, that Capital Contributions in addition to the Members' initial Capital Contributions are needed to enable the Company to conduct its business. If such a determination is made by the Managers, the Managers shall give written notice to all Members in writing at least 30 days before the date on which such additional Capital Contribution is due. The written notice shall set forth the amount of additional Capital Contribution needed from each Member, the purpose for which it is needed, and the date by which the Members shall contribute the same. Unless all Members agree otherwise, any additional Capital Contributions shall be made in accordance with the Members' Percentage Interests. In the event that additional Capital Contributions are not made in accordance with each Member's Percentage Interest at the time, the Members acknowledge that their Percentage Interests may be altered.

III.2. No Member may voluntarily make any additional Capital Contribution.

III.3. An individual Capital Account for each Member shall be maintained and adjusted in accordance with the following provisions:

(a) A Member's Capital Account shall be increased by that Member's Capital Contributions, that Member's share of Profits, and any items in the nature of income or gain that are specially allocated to that Member pursuant to Section 4.4.

(b) A Member's Capital Account shall be increased by the amount of any Company liabilities assumed by that Member subject to and in accordance with the provisions of Reg. Section 1.704-1(b)(2)(iv)(c).

(c) A Member's Capital Account shall be decreased by (1) the amount of cash distributed to that Member from the Company; (2) the Book Value of any property of the Company so distributed to that Member (net of liabilities secured by such distributed property that the Member is considered to assume or take subject to in accordance with Reg. Section 1.704-1(b)(2)(iv)(b)); (3) that Member's share of

Losses, and (4) the amount of any items in the nature of expenses or losses that are specially allocated to that Member pursuant to Section 4.4.

(d) A Member's Capital Account shall be decreased by the amount of any Member liabilities assumed by the Company subject to and in accordance with the provisions of Reg. Section 1.704-1(b)(2)(iv)(c).

(e) If any Economic Interest (or portion thereof) is Transferred, the Transferee of such Economic Interest or portion shall succeed to the Transferor's Capital Account attributable to such interest or portion.

(f) The principal amount of a promissory note that is not readily traded on an established securities market and that is contributed to the Company by the maker of the note shall not be included in the Capital Account of any Member until the Company makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Reg. Section 1.704-1(b)(2)(iv)(d)(2).

The provisions of this Agreement respecting the maintenance of Capital Accounts are intended to comply with Reg. Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with those Regulations.

III.4. A Member shall not be entitled to withdraw any part of the Member's Capital Contribution or to receive any distributions, whether of money or property, from the Company except as provided in this Agreement.

III.5. No interest shall be paid on Capital Contributions or on the balance of a Member's Capital Account.

III.6. A Member shall not be bound by, or be personally liable for, the expenses, liabilities or obligations of the Company except as otherwise provided in the Act or in this Agreement.

III.7. Except as otherwise expressly provided in this Agreement, no Member shall have priority over any other Member with respect to the return of a Capital Contribution or Capital Account balance, with respect to distributions or with respect to allocations of Profits, Losses, income, gain, losses, deductions, credits, or items thereof.

III.8. Any Member may make a loan to the Company up to Two Hundred and Fifty Thousand Dollars ($250,000.00) to the extent required to make an acquisition of real property, another asset, an interest in an entity, or to pay other costs incurred by the Company, upon the unanimous consent of the Managers. Any such loans shall bear interest at the lesser of Bank of America prime (or reference) rate per annum or the highest rate allowed by law and provide for the payment of principal and accrued but unpaid interest in accordance with the terms of the promissory note evidencing such loan, but in no event later than the dissolution of the Company. The loans may be secured by the assets of the Company. Any loan exceeding the amount above shall be approved by the majority of the Members.

Article IV. ALLOCATIONS AND DISTRIBUTIONS.

IV.1. Except as provided in Section 4.4, and subject to Section 4.5, the Profits and Losses of the Company shall be allocated among the Members as follows:

(a) Profits shall be allocated to the Members (i) First, to reverse out any Losses previously allocated to the Members pursuant to Sections (b) and 4.5, in reverse order in which such Losses were allocated; and (ii) Thereafter, pro rata, in proportion with the Members' respective Percentage Interests.

(b) Losses shall be allocated to the Members, pro rata, in proportion with their respective Percentage Interests.

IV.2. As used in this Agreement, "Profits and Losses" means, for each fiscal year or other period specified in this Agreement, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with IRC Section 703(a), including all items required to be stated separately pursuant to IRC Section 703(a)(1), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;

(b) Any expenditures of the Company described in IRC Section 705(a)(2)(B) or treated as IRC Section 705(a)(2)(B) expenditures pursuant to Reg. Section 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Profits or Losses shall be subtracted from such taxable income or shall increase such loss;

(c) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(d) In the event that the Book Value of a Company asset is adjusted under Sections 1.19(b) or (a), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(e) In lieu of depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Book Depreciation for such fiscal year or other period, computed in accordance with the definition of "Book Depreciation" in Section (b); and

(f) Notwithstanding the foregoing provisions of this Section 4.2, any items of income, gain, loss, or deduction that are specially allocated under Section 4.4 shall not be taken into account in computing Profits or Losses.

IV.3. The following definitions shall apply with respect to this Article IV.

(a) "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year of the Company, after such Member's Capital Account has been adjusted as follows: (1) the Member's Capital Account shall be increased by the amount of such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain; and (2) the Member's Capital Account shall be decreased by the amount of the items described in Reg. Sections 1.704-1(b)(2)(ii)(d)(4), (5), and (6). This definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Reg. Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently with that Regulation.

(b) "Book Depreciation" means, with respect to any item of Company property for a given fiscal year, an amount equal to the product of (1) the depreciation or other cost recovery deduction allowable for federal income tax purposes for such item during that fiscal year, multiplied by (2) the quotient obtained by dividing (A) the Book Value of that item at the beginning of the fiscal year (or the acquisition date during the fiscal year), by (B) the federal adjusted tax basis of the item at the beginning of the fiscal year (or the acquisition date during the fiscal year). If the adjusted tax basis of an item is zero, the Manager shall determine Book Depreciation, provided that he does so in a reasonable and consistent manner.

(c) "Company Minimum Gain" has the meaning set forth in Reg. Section 1.704-2(d)(1).

(d) "Member Nonrecourse Debt" is defined in Reg. Section 1.704-2(b)(4).

(e) "Member Nonrecourse Debt Minimum Gain" has the meaning set forth in Reg. Section 1.704-2(i)(3).

(f) "Member Nonrecourse Deductions" has the meaning set forth in Reg. Section 1.704-2(i)(2). For any fiscal year of the Company, the amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt equals the net increase during that fiscal year in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt during that fiscal year, reduced (but not below zero) by the amount of any distributions during such year to the Member bearing the economic risk of loss for such Member Nonrecourse Debt if such distributions are both from the proceeds of such Member Nonrecourse Debt and are allocable to an increase in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, all as determined according to the provisions of Reg. Section 1.704-2(i)(2). In determining Member Nonrecourse Deductions, the ordering rules of Reg. Section 1.704-2 shall be followed.

(g) "Nonrecourse Deductions" has the meaning set forth in Reg. Section 1.704-2(c). The amount of Nonrecourse Deductions for a Company fiscal year equals the net increase in the amount of Company Minimum Gain during that fiscal year, reduced (but not below zero) by the aggregate amount of any distributions during that fiscal year of proceeds of a Nonrecourse Liability that are allocable to an increase in Company Minimum Gain.

(h) "Nonrecourse Liability" is defined in Reg. Section 1.704-2(b)(3).

IV.4. The following special allocations shall be made in the following order:

(a) Company Minimum Gain Chargeback. Except as otherwise provided in Reg. Section 1.704-2(f), if there is a net decrease in Company Minimum Gain during a fiscal year, each Member shall be allocated, before any other allocation under this Section, items of Company income and gain for such fiscal year (and if necessary, subsequent fiscal years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain as determined in accordance with Reg. Section 1.704-2(g)(2).

(b) Member Nonrecourse Debt Minimum Gain Chargeback. Except as otherwise provided in Reg. Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during a fiscal year, any Member with a share of the Member Nonrecourse Debt Minimum Gain as of the beginning of such fiscal year shall be allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. A Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain shall be determined pursuant to Reg. Section 1.704-2(i)(4).

(c) Qualified Income Offset. If any Member unexpectedly receives an adjustment, allocation, or distribution described in Reg. Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6), and such Member has an Adjusted Capital Account Deficit, such Member shall be allocated items of Company income and gain in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created or increased by such adjustment, allocation, or distribution as quickly as possible. This Section (c) is intended to constitute a "qualified income offset" under Reg. Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d) Nonrecourse Deductions. Nonrecourse deductions for any fiscal year shall be allocated to the Members pro rata, in proportion to their Percentage Interests.

(e) Member Nonrecourse Deductions. Member Nonrecourse Deductions for any fiscal year of the Company shall be allocated to the Member who bears (or is deemed to bear) the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Reg. Section 1.704-2(i)(2).

(f) 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code section 734(b) or Code Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such section of the Regulations.

(g) Curative Allocations. The allocations set forth in Section (a) through (f) and Section 4.5 hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section (g). Therefore, notwithstanding any other provision of this Article IV (other than the Regulatory Allocations), the Manager shall make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner he determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, and to the extent permitted by the Regulations, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to Section 4.1. In exercising his discretion under this Section (g), the Manager shall take into account any future Regulatory Allocations under Sections (a) and (b) that, although not yet made, are likely to offset Regulatory Allocations made under Sections (d) and (e).

IV.5. Loss Limitation. Losses shall not be allocated to any Member to the extent that such allocation would result in a Member having an Adjusted Capital Account Deficit if and to the extent that the allocation of such Losses to one or more other Members would not result in such other Members having an Adjusted Capital Account Deficit; in such event, Losses shall first be allocated to Members who do not have an Adjusted Capital Account, Account Deficit and will not have an Adjusted Capital Account Deficit as a result of the allocation of such Losses, pro rata, in proportion to such Members' positive Capital Account balances; and (ii) Thereafter, to the Members, pro rata, in proportion to their respective Percentage Interests.

IV.6. Special Tax Allocations. Any item of income, gain, loss, or deduction with respect to any property (other than cash) that has been contributed by a Member to the capital of the Company, or that has been revalued pursuant to the provisions of Section 4.8, and that is required or permitted to be allocated to a specific Member or Members for income tax purposes under IRC Section 704(c) or Reg. Section 1.704-1(b)(4)(i) in order to take into account the variation between the tax basis of such property and its Book Value at the time of its contribution or revaluation, shall be allocated solely for income tax purposes

in the manner required or permitted under IRC Section 704(c) using the method described in Reg. Section 1.704-3(b) reasonably determined by the Managers.

IV.7. Transfers. In the case of a Transfer of an Economic Interest during any fiscal year of the Company, the Transferring Member or Assigning Member and the Transferee or Assignee shall each be allocated Profits or Losses based on the number of days each held the Economic Interest during that fiscal year; provided, however, that with respect to any item set forth in Proposed Reg. Section 1.706-4(d)(3) the Company shall use the interim closing method required thereunder.

IV.8. The Book Value of all Company property shall be subject to the following adjustments:

(a) The Book Value of each Company asset shall be adjusted to its gross fair market value as determined by the Manager as of the following times: (1) the acquisition of a new or additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (2) the distribution of money or other property (other than a de minimis amount) by the Company to a Member as consideration for an entire or partial interest in the Company, (3) the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a member capacity, or by a new Member acting in a member capacity or in anticipation of being a Member, and (4) the liquidation of the Company within the meaning of Reg. Section 1.704-1(b)(2)(ii)(g); provided, however, that any adjustments pursuant to (1), (2) and (3) shall not be required if, the Managers reasonably determines that such adjustments are not necessary or appropriate to reflect the relative economic interests of the Members.

(b) The Book Value of Company property shall be increased or decreased to reflect adjustments to the adjusted tax basis of such property pursuant to IRC Section 732 or IRC Section 734, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Reg. Section 1.704-1(b)(2)(iv)(m); provided, however that Book Value shall not be adjusted pursuant to this Section (b) to the extent that an adjustment pursuant to Section (a) is made in connection with a transaction that would otherwise result in an adjustment pursuant to this Section (b).

(c) If the Book Value of an item of property has been determined or adjusted pursuant to Section 1.20 hereof or this Section 4.8, such Book Value shall be adjusted by the Book Depreciation, if any, taken into account with respect to such property for purposes of computing Profits and Losses.

IV.9. Allocation of Tax Items; Amendments. All items of income, gain, loss or deduction of the Company shall be allocated among the Members for federal income tax purposes in a manner consistent with the allocation of the corresponding items to the Members under Sections 4.1, 4.4, 4.5 and 4.6, and all credits of the Company shall be allocated among the Members for federal income tax purposes in accordance with their percentage interests, except as otherwise required by law. Notwithstanding the foregoing, to the

extent required by Section 704(c) of the Code and the Treasury Regulations thereunder, income, gain, loss, deduction and credit with respect to any property shall, solely for tax purposes (and not for purposes of maintaining the capital accounts hereunder), be allocated among the Members so as to take account of any variation between the adjusted basis of such property for federal income tax purposes and its fair market value. Notwithstanding anything to the contrary contained in this Agreement, if the Company is advised that, as a result of the adoption of new or amended provisions related to or involving IRC Sections 704(b) or 704(c), regulations issued thereunder, or the issuance of interpretations by the Internal Revenue Service or a court, the allocations provided in this Agreement are unlikely to be respected for federal income tax purposes, the Manager is hereby granted the power to amend the allocation provisions of this Agreement, on advice of accountants or legal counsel, to the minimum extent necessary to cause such allocation provisions to be respected for federal income tax purposes.

IV.10. Distributions of Available Cash. All Available Cash resulting from normal business operations (as distinguished from the dissolution of the Company) shall be distributed to the Members as Managers deem appropriate, unanimously, in their sole discretion. The parties intend that Available Cash shall be distributed as soon as practicable following the Manager's determination that there is Available Cash for distribution. The Members acknowledge that no assurances can be given with respect to when or whether Available Cash will be available for distributions to the Members.

IV.11. Noncash Proceeds. If the proceeds from a sale or other disposition of an item of Company property consist of property other than cash, the value of that property shall be as determined by the Managers. If such noncash proceeds are subsequently reduced to cash, such cash shall be taken into account by the Managers in determining Available Cash.

IV.12. Liquidating Distributions. Notwithstanding any other provisions of this Agreement to the contrary, when there is a distribution in liquidation of the Company, Profits, Losses and all other items of Company income, gain and loss shall be allocated to the Members' Capital Accounts under this Article IV before the final distribution is made. The final distribution to the Members shall be made in accordance with Section 10.2. Except as otherwise provided in this Agreement, prior to an individual Member's interest being liquidated by the Company, Profits, Losses and all other items of Company income, gain and loss shall be allocated to the Members' Capital Accounts under this Article IV, and then the Company shall distribute to the withdrawing Member his or her positive Capital Account balance, if any. The above provisions of this Section 4.12 and Section (d) shall be construed in accordance with the requirements of Reg. Section 1.704-1(b)(2)(ii)(b)(2).

IV.13. Withholding. The Company is authorized (i) to withhold from distributions or other payments to a Member any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state or local tax law and any amounts for which a Member is liable pursuant to Section 6.11 and (ii) to pay over any such amounts to the applicable federal, state or local taxing authority to the extent required by applicable law. All amounts withheld pursuant to the Code or any provision of any state or local tax law

with respect to any payment or distribution to a Member shall be treated as amounts distributed to such Member pursuant to this Article IV (or Section 10.2) for all purposes of this Agreement.

Article V. MANAGEMENT.

V.1. Except for situations in which the approval of the Members is expressly required or except as otherwise required under this Agreement, the Managers shall have all authority, rights and powers conferred by law and those required or incident to the management of the Company's business, which, by way of illustration but not by way of limitation, shall include the right, authority and power to cause the Company to:

(a) Manage the day-to-day operation of the business of the Company;

(b) Enter into such contracts and agreements as the Managers determine to be reasonably necessary or appropriate in connection with the Company's business and purpose (including contracts with Affiliates of the Managers or Members), and any contract of insurance that the Managers deem necessary or appropriate for the protection of the Company, the Members and the Managers, including errors and omissions insurance, for the conservation of Company assets, or for any purpose convenient or beneficial to the Company;

(c) Employ Persons, who may be Affiliates of the Managers or the Members, in the operation and management of the business of the Company;

(d) Prepare or cause to be prepared reports, statements, and other relevant information for distribution to the Members;

(e) Open accounts and deposits and maintain funds in the name of the Company in banks, savings and loan associations, "money market" mutual funds and other instruments as the Manager may deem in its discretion to be necessary or desirable;

(f) Cause the Company to make or revoke any of the elections referred to in the Code;

(g) Determine the appropriate accounting method or methods to be used by the Company;

(h) Require in any Company contract that neither the Managers nor the Members shall have any personal liability, but that the Person contracting with the Company is to look solely to the Company and its assets for satisfaction;

(i) Lease personal property for use by the Company;

(j) Perform any and all other acts which the Managers are obligated to perform hereunder; and

(k) Execute, acknowledge and deliver any and all instruments to effectuate the foregoing and take all such actions in connection therewith as the Manager, in the Manager's reasonable discretion, deems necessary or appropriate.

V.2. The Company shall have two (2) Managers who shall be the Founding Members. The number of Managers of the Company may be changed from time to time by the unanimous vote or written consent of the Members provided that in no instance shall there be less than two Manager. Each Manager shall hold office until he or she resigns or is removed in accordance with the terms of this Agreement. The Members agree and acknowledge that the Founding Members shall not be subject to removal, unless for Cause. Notwithstanding the foregoing, any additional Managers shall be elected by the affirmative vote or written consent of the holders of a majority of the outstanding Member Units owned by the Members. A Manager need not be a Member, an individual, a resident of the State of Delaware, or a citizen of the United States.

V.3. Any Manager may resign at any time by giving written notice to the Members and remaining Managers without prejudice to the rights, if any, of the Company under any contract to which the Manager is a party. The resignation of any Manager shall take effect upon receipt of that notice or at such later time as shall be specified in the written notice. Unless otherwise specified in the written notice, the acceptance of the resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member shall not affect the Manager's rights and obligations as a Member and shall not constitute a withdrawal of a Member.

V.4. Subject to the requirements set forth in Section 5.2 affecting the Founding Members, any Manager may be removed at any time, with or without cause, by the affirmative vote or written consent of the holders of a majority of the outstanding Member Units owned by the Members. Any removal shall be without prejudice to the rights and obligations, if any, of such removed Manager as a Member and shall not constitute a withdrawal of a Member.

V.5. Any vacancy for any reason in the number of Managers may be filled by the affirmative vote or written consent of the holders of a majority of the outstanding Member Units owned by the Members.

V.6. The Managers shall have the power and authority to do, and may do, any and all acts and enter into and execute any and all agreements or other instruments as described in Section 5.1 hereof. The Managers shall act reasonably in the exercise of the authority granted herein. However, notwithstanding any other provision in this Agreement, the Managers shall not take any of the following actions on behalf of the Company unless the holders of a majority of the outstanding Member Units owned by the Members have consented in writing to the taking of such action:

(a) Any act that would make it impossible to carry on the ordinary business of the Company;

(b) A change in the nature of the principal business of the Company;

(c) Any confession of a judgment against the Company;

(d) The dissolution of the Company;

(e) The sale, lease or other disposition of all or substantially all of the Company's assets;

(f) The incurrence of any debt outside the ordinary course of business of the Company;

(g) The filing of a petition in bankruptcy or the entering into of an arrangement among creditors; and

(h) The entering into, on behalf of the Company, of any agreement constituting a sale, merger or consolidation of the Company.

V.7. It is acknowledged that the Managers have other business interests to which such party devotes part of its time. The Managers shall devote such time to the conduct of the business of the Company as the Managers, in the Managers' reasonable discretion, deems necessary for the operation of the business of the Company.

V.8. Except as specified in this Agreement, no Managers or Member or any Affiliate of a Managers or Member is entitled to remuneration for services rendered or goods provided to the Company. However, the Company shall reimburse the Members for organizational expenses (including, without limitation, legal and accounting fees and costs) incurred to form the Company and prepare the Certificate of Formation and this Agreement and for the actual cost of goods and materials used by the Company.

V.9. The Managers shall cause all assets of the Company, whether real or personal, to be held in the name of the Company.

V.10. All funds of the Company shall be deposited in one or more accounts with one or more recognized financial institutions in the name of the Company, at such locations as shall be determined by the Managers. Withdrawal from such accounts shall require the signature of such person or persons as the Managers may designate.

V.11. Any note, mortgage, evidence of indebtedness, contract, certificate, statement, conveyance, or other instrument in writing, and any assignment or endorsement thereof, executed or entered into between the Company and any other Person, when signed by the Managers is not invalidated as to the Company by any lack of authority of the signing Managers in the absence of actual knowledge on the part of the other Person that the signing Managers had no authority to execute the same.

V.12. Subject to any restrictions imposed by the Members:

The Managers, acting unanimously, are authorized to endorse checks, drafts, and other evidences of indebtedness made payable to the order of the Company, but only for the purpose of deposit into the Company's accounts. All checks, drafts, and other instruments obligating the Company to pay money in an amount of less than $50,000 may be signed by one Manager acting alone. All checks, drafts, and other instruments obligating the Company to pay money in an amount of $50,000 or more must be signed on behalf of the Company by the Managers acting together. The Managers shall be authorized to sign contracts and obligations on behalf of the Company, subject to such restrictions as the Members may impose.

Article VI. ACCOUNTS, ACCOUNTING AND TAX MATTERS.

VI.1. Complete books of account of the Company's business, in which each Company transaction shall be fully and accurately entered, shall be kept at the Company's principal executive office and at such other locations as the Managers shall determine from time to time and shall be open to inspection and copying on reasonable notice by any Member or the Member's authorized representatives during normal business hours. The costs of such inspection and copying shall be borne by the Member.

VI.2. The financial books and records of the Company shall be kept on the method of accounting followed by the Company for federal income tax purposes. The financial statements of the Company shall be appropriate and adequate for the Company's business and for carrying out the provisions of this Agreement. The fiscal year of the Company shall be January 1 through December 31.

VI.3. At all times during the term of existence of the Company, and beyond that term if the Members deem it necessary, the Managers shall keep or cause to be kept the books of account referred to in Section 6.1, together with:

(a) A current list of the full name and last known business or residence address of each Member, together with the Capital Contribution and the number of Member Units held by each Member;

(b) A copy of the Certificate of Formation, and any amendments thereto;

(c) Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six most recent taxable years;

(d) An original executed copy or counterparts of this Agreement, and any amendments hereto;

(e) Any powers of attorney under which the Certificate of Formation or any amendments to said Certificate were executed;

(f) Financial statements of the Company for the six most recent fiscal years; and

(g) The books and records of the Company as they relate to the Company's internal affairs for the current and past four fiscal years.

If the Members deem that any of the foregoing items shall be kept beyond the term of existence of the Company, the repository of said items shall be as designated by the Members.

VI.4. At the end of each fiscal year, the books of the Company shall be closed, examined and financial statements shall be prepared, and a report thereon shall be issued by the Company's accountants. Copies of the financial statements shall be given to all Members. In addition, all Members shall receive not less frequently than at the end of each calendar quarter, copies of such financial statements regarding the previous calendar quarter, as may be prepared in the ordinary course of business, by the chief financial officer or accountants selected by the chief financial officer. The chief financial officer shall deliver to each Member, within 90 days after the end of the fiscal year of the Company, a financial statement that shall include:

(a) A balance sheet and income statement, and a statement of changes in the financial position of the Company as of the close of the fiscal year;

(b) A statement showing the Capital Account of each Member as of the close of the fiscal year and the distributions, if any, made to each Member during the fiscal year. Members representing at least 30 percent of the Percentage Interests may request interim balance sheets and income statements, and may, at their own discretion and expense, obtain an audit of the Company books, by certified public accountants selected by them; provided, however, that not more than one such audit shall be made during any fiscal year of the Company.

VI.5. In addition to the materials and information to be provided under Section 6.4 of this Agreement, each Member, or its representative designated in writing, has the right, upon reasonable written request for purposes related to the interest of that Person as a Member, which purposes are set forth in the written request, to receive from the Company:

(a) True and full information regarding the status of the business and financial condition of the Company;

(b) Promptly after becoming available, a copy of the Company's federal, state and local income tax returns for each year;

(c) A current list of the name and last known business, residence or mailing address of each Member;

(d) A copy of this Agreement and the Certificate of Formation and all amendments hereto and thereto, together with executed copies of any written powers of attorney pursuant to which this Agreement, the Certificate of Formation or any amendments hereto or thereto have been executed; and

(e) True and full information regarding the amount of cash and description and statement of the agreed value of any property or services contributed by each Member and which each Member has agreed to contribute in the future, and the date on which each became a Member.

VI.6. Within 90 days after the end of each taxable year of the Company, the chief financial officer shall send to each of the Members all information necessary for the Members to complete their federal and state income tax or information returns and a copy of the Company's federal, state, and local income tax or information returns for such year.

VI.7. The Manager shall serve as the "Tax Representative," who shall be the "partnership representative" of the Company within the meaning of Section 6223(a) of the Code. If any state or local tax law provides for a partnership representative or person having similar rights, powers, authority or obligations, the Tax Representative shall also serve in such capacity. The Tax Representative may resign at any time, subject to the provisions of the Treasury Regulations Section 301-6223-1. If a Tax Representative ceases to serve as such for any reason, the Company itself will automatically and immediately become the new (acting) Tax Representative until the holders of a majority of the outstanding Member Units appoint a new Tax Representative.

VI.8. Except as otherwise provided in this Agreement, the Tax Representative (i) shall have all of the rights, authority and power, and shall be subject to all of the obligations, of a partnership representative to the extent provided in the Code and the Treasury Regulations (and any rights, authority, power and obligations applicable to a tax representative under applicable state or local laws), and the Members hereby agree to be bound by any actions taken by the Tax Representative in such capacity; provided, that the Tax Representative shall not (A) settle any material tax claim or (B) make any material tax election without the consent of holders of a majority of the outstanding Member Units; and (ii) shall have sole discretion to make any income tax election it deems advisable on behalf of the Company and shall represent the Company in all tax matters to the extent allowed by law. The Tax Representative shall have the authority and responsibility to arrange for the preparation, and timely filing, of the Company's tax returns.

VI.9. The Tax Representative and the Designated Individual shall be entitled to reimbursement by the Company for all reasonable costs and expenses incurred by them in connection with the performance of the obligations hereunder. The Company shall indemnify, defend, and hold the Tax Representative and the Designated Individual harmless for all expenses, including legal and accounting fees, claims, liabilities, losses and damages incurred in connection with its serving in that capacity, provided that Tax Representative and the Designated Individual shall not be entitled to indemnification for such costs and expenses if such person has not acted in good faith for a purpose which such person reasonably believes to be in, or not opposed to, the best interests of the Company.

VI.10. Each Member agrees to provide promptly and to update as necessary at any times requested by the partnership representative, all information, documents,

self-certifications, tax identification numbers, tax forms, and verifications thereof, that the Tax Representative deems necessary in connection with any matter of the Company relating to taxation. Each Member covenants and agrees to take any action reasonably requested by the Company in connection with any tax election by the Company under Section 6221(b) or 6226 of the Code or otherwise, or an audit, claim or a final adjustment of the Company by a taxing authority (including, without limitation, promptly filing amended tax returns and promptly paying any related taxes, including penalties and interest).

VI.11. To the extent the Company is required to pay any taxes (including any penalties or interest associated therewith) as a result of a partnership audit or a notice of final partnership administrative adjustment with respect to a particular fiscal year (or portion thereof), each Member (including any former Members) shall indemnify and hold harmless the Company for such Member's share of applicable taxes, as determined by the partnership representative in its reasonable discretion. To the extent any Member is liable for a share of the taxes (and any penalties or interest associated therewith) with respect to the Company's operations, investments or business, such Member shall pay such share to the Company promptly following receipt of written notice by the Company of any such share owed.

VI.12. The Members agree that, if the Company receives a notice of final partnership administration adjustment from the Internal Revenue Service that would, with the passing of time, result in an "imputed underpayment" imposed on the Company as that term is defined in Code Section 6225, then, any Member may, or may cause the Company (by directing the "partnership representative" or otherwise) to elect pursuant to Code Section 6226, and comply with all of the requirements and procedures required in connection with such election, to make inapplicable to the Company the requirement in Code Section 6225 to pay the "imputed underpayment" as that term is used in that section; provided however, that if any Member objects in writing to such election, and provides an alternative to the Code Section 6226 election that is materially more favorable to such Member and no less favorable to the other Members, then the Company shall in good faith pursue such alternative so long as it can be implemented without jeopardizing the Member's rights to the Code Section 6226 election and so long as the Board determines that such alternative does not impose additional financial or administrative burdens on the Company.

VI.13. To the extent permitted by applicable law, and at the request of a majority of the Member Units, the partnership representative shall elect pursuant to Code Section 6221(b), and comply with all of the requirements and procedures required in connection with such election, to have the provisions of Subchapter C of Chapter 63 of the Code not apply to the Company.

VI.14. Notwithstanding any provision of this Agreement to the contrary, the obligations and responsibilities of a Member under Sections 6.9 through 6.13 shall survive the termination of this Agreement between a Member and the Company.

VI.15. In the event there are any statutory amendments; temporary, proposed or final Treasury Regulations; any IRS guidance published in the Internal Revenue Bulletin and/or Cumulative Bulletin; any notice, announcement, revenue ruling or revenue procedure or similar authority issued by the IRS; or any other administrative guidance, in each case, interpreting or applying Section 1101 of the Budget Act ("Further Guidance"), the Members shall further amend this Agreement to include such Further Guidance in a manner consistent with this Section 1.01(b).

Article VII. MEMBERSHIP-MEETINGS, VOTING.

VII.1. There shall be only one class of membership, and no Member shall have any rights or preferences in addition to or different from those possessed by any other Member except as specifically provided for in Article IV. Members shall have the right and power to appoint, remove, and replace a Manager and the right to vote on all other matters with respect to which this Agreement or the Act requires or permits such action. Unless expressly provided otherwise in this Agreement, all actions of the Members shall require the affirmative vote or written consent of the holders of a majority of the outstanding Member Units owned by the Members. Notwithstanding the foregoing, if a Member has assigned all or part of the Member's Member Units or Economic Interest to a Person who has not been admitted as a Member, the Member Units held by the Assignee and/or the Assigning Member shall become non-voting Member Units and shall no longer have any right to vote on any matter.

VII.2. The record date for determining the Members entitled to receive notice of any meeting, to vote, to receive any distribution, or to exercise any right in respect of any other lawful action, shall be the date set by the Managers; provided that such record date shall not be more than 60, nor less than 10 calendar days prior to the date of the meeting and not more than 60 calendar days prior to such other lawful action.

VII.3. The Company may, but shall not be required, to issue certificates evidencing Member Units ("Member Units Certificates") to Members of the Company. Once Member Units Certificates have been issued, they shall continue to be issued as necessary to reflect current Member Units held by Members. Member Units Certificates shall be in such form as may be approved by the Managers, shall be manually signed by a Managers, and shall bear conspicuous legends evidencing the restrictions on Transfer and the purchase rights of the Company and Members set forth in Article VIII. All issuances, reissuances, exchanges, and other transactions in Member Units involving Members shall be recorded in a permanent ledger as part of the books and records of the Company.

VII.4. Meetings of the Members may be called at any time by the Managers, or by Members representing 10 percent (10%) or more of the outstanding Member Units of the Members for the purpose of addressing any matters on which the Members may vote. If a meeting of the Members is called by the Members, written notice of the call shall be delivered to the Managers. Meetings may be held at the principal executive office of the Company or at such other location as may be designated by the Manager. Following the call of a meeting, the Managers shall give written notice of the meeting not less than 10, nor more

than 60, calendar days prior to the date of the meeting to all Members entitled to vote at the meeting. The notice shall state the place, date, and hour of the meeting and the general nature of business to be transacted. No other business may be transacted at the meeting. A quorum at any meeting of Members shall consist of a majority of the outstanding Member Units owned by the Members, represented in person or by Proxy. The Members present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of a sufficient number of Members to leave less than a quorum, if the action taken, other than adjournment, is approved by the requisite percentage of Members as specified in this Agreement or the Act.

VII.5. A meeting of Members at which a quorum is present may be adjourned to another time or place and any business which might have been transacted at the original meeting may be transacted at the adjourned meeting. If a quorum is not present at an original meeting, that meeting may be adjourned by the vote of the holders of a majority of the outstanding Member Units owned by the Members, represented either in person or by Proxy. Notice of the adjourned meeting need not be given to Members entitled to notice if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, unless (a) the adjournment is for more than 45 days, or (b) after the adjournment, a new record date is fixed for the adjourned meeting. In the situations described in clauses (a) and (b), notice of the adjourned meeting shall be given to each Member of record entitled to vote at the adjourned meeting.

VII.6. The transactions of any meeting of Members, however called and noticed, and wherever held, shall be as valid as though consummated at a meeting duly held after regular call and notice, if (a) a quorum is present at that meeting, either in person or by Proxy, and (b) either before or after the meeting, each of the Persons entitled to vote, not present in person or by Proxy, signs either a written waiver of notice, a consent to the holding of the meeting, or an approval of the minutes of the meeting. Attendance of a Member at a meeting shall constitute waiver of notice, unless that Member objects at the beginning of the meeting to the transaction of any business on the ground that the meeting was not lawfully called or convened. Attendance at a meeting is not a waiver of any right to object to the consideration of matters required to be described in the notice of the meeting and not so included, if the objection is expressly made at the meeting.

VII.7. At all meetings of Members, a Member may vote in person or by Proxy. Such Proxy shall be in writing and filed with the Manager before or at the time of the meeting, and may be filed by facsimile transmission to the Manager at the principal executive office of the Company or such other address as may be given by the Manager to the Members for such purposes.

VII.8. Members may participate in a meeting through use of conference telephone or similar communications equipment, provided that all Members participating in such meeting can hear one another. Such participation shall be deemed attendance at the meeting.

VII.9. No Member acting solely in the capacity of a Member is an agent of the Company, nor can any Member acting solely in the capacity of a Member bind the Company or execute any instrument on behalf of the Company. Accordingly, each Member shall indemnify, defend, and save harmless each other Member and the Company from and against any and all loss, cost, expense, liability or damage arising from or out of any claim based upon any action by such Member in contravention of the first sentence of this Section 7.10.

VII.10. Any action that may be taken at any meeting of the Members may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by Members having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all Members entitled to vote thereon were present and voted. If the Members are requested to consent to a matter without a meeting, each Member shall be given notice of the matter to be voted upon in the manner described in Section 7.4. Any action taken without a meeting shall be effective when the required minimum number of votes have been received. Prompt notice of the action taken shall be given to all Members who have not consented to the action.

Article VIII. TRANSFERS OF MEMBER UNITS.

VIII.1. A Member may not withdraw from the Company at any time except with the prior written consent of all other Members.

VIII.2. Except as expressly provided in this Agreement, a Member may not Transfer any part of the Member's Member Units in the Company, whether now owned or later acquired, unless (1) all the other Members approve the Transferee's admission to the Company as a Member upon such Transfer and (2) the Member Units to be Transferred, when added to the total of all other Member Units Transferred in the preceding 12 months, will not cause the termination of the Company under the Act. Any Transfer of Member Units without such approval shall be effective only to the extent set forth in Section 8.10 hereof.

VIII.3. No Member may Encumber or permit or suffer any Encumbrance on all or any part of the Member's Members Units unless such Encumbrance has been approved by all the other Members. Such approval may be granted or withheld in the sole discretion of the Members. Any Encumbrance of Member Units (and any Transfer of Member Units in connection therewith) without such approval shall be effective only to the extent set forth in Section 8.10 hereof.

VIII.4. Notwithstanding any other provision of this Agreement to the contrary, a Member who is a natural person may Transfer all or any portion of his or her Member Units to any revocable trust created for the benefit of the Member, or for the benefit of any combination between or among the Member and/or a Family Member of the Member; provided that the Member retains a beneficial interest in the trust and all of the Voting Interest included in such Member Units. A Transfer of a Member's beneficial interest in

such trust, or failure to retain such Voting Interest, shall be deemed a Transfer of Member Units.

VIII.5. On the happening of any of the following events (each a "Triggering Event") with respect to a Member, the Company and the other Members shall have the option to purchase the Member Units in the Company of such Member ("Selling Member") at the price and on the terms provided in Section 8.9 of this Agreement:

(a) The death, incapacity, bankruptcy or attempted withdrawal of a Member, or the dissolution of a Member that is an entity, or the merger or other corporate reorganization of a Member that is an entity as a result of which such Member is not the surviving entity in such transaction; provided that the remaining Members have elected to continue the business of the Company under Section 8.10 hereof in the event of such death, incapacity, bankruptcy, withdrawal or dissolution; or

(b) The occurrence of any event that is, or that would cause, a Transfer in contravention of this Agreement.

Each Member agrees to promptly give written notice of a Triggering Event to the Manager and all other Members.

VIII.6. Notwithstanding any other provisions of this Agreement:

(a) If, in connection with the divorce or dissolution of the marriage of a Member, any court issues a decree or order that Transfers, confirms, or awards Member Units, or any portion thereof, to that Member's former spouse, then, notwithstanding that such Transfer would constitute an unpermitted Transfer under this Agreement, that Member shall have the right to purchase from his or her former spouse the Member Units, or portion thereof, that was so Transferred, and such former spouse shall sell the Member Units or portion thereof to that Member at the price determined below under Section 8.9 of this Agreement. If the Member has failed to consummate the purchase within 180 days after the court decree or order, the Company and the Members other than the Member related to that Member, shall have the option to purchase from the former spouse all or a portion of such Member Units pursuant to Section 8.7 of this Agreement; provided that (i) such former spouse shall be deemed to be the "Selling Member" for purposes of Section 8.7, and (ii) the option period shall commence on the later of (1) the day following the expiration of such 180-day period, or (2) the date that written notice of the court award or order is delivered by the Member to the Company. The Member shall promptly deliver written notice to the Company of the court order or award, of the number of Member Units the Member will purchase pursuant to this Section (a), if any, and of the number of Member Units available for purchase by the other Members in accordance with the foregoing sentence, if any.

(b) If, by reason of the death of a Member's Family Member after a Transfer of Member Units to a revocable trust created for the benefit (either in whole or in part)

of such Family Member under Section 8.4 hereof, any portion of such Member Units is Transferred to a Transferee other than (1) that Member or (2) a revocable trust created for the benefit of that Member (or for the benefit of any combination between or among that Member and/or a Family Member of that Member) in which that Member is the sole trustee and that Member, as trustee or individually, possesses all of the Voting Interest included in such Member Units, then that Member shall have the right to purchase any or all of such Member Units from the estate or other successor of the deceased Family Member or Transferee of such deceased Family Member, as the case may be, and such estate, successor, or Transferee shall sell such Member Units or portion thereof, in the amount desired to be purchased by the Member, at the price set forth in Section 8.9 of this Agreement. If the Member has failed to consummate the purchase within 180 days after the date of death, the Company and the other Members shall have the option to purchase from such estate, successor or Transferee any or all of the Member Units pursuant to Section 8.7 of this Agreement; provided that (i) such estate, successor or Transferee shall be deemed to be the "Selling Member" for purposes of Section 8.7, and (ii) the option period shall commence on the later of (1) 181 days following the date of death, or (2) the date that written notice of the death is delivered by the Member to the Company. The Member shall, as soon as reasonably practicable, deliver written notice to the Company of the death, of the number of Member Units the Member will purchase pursuant to this Section (b), if any, and of the number of Member Units available for purchase by the other Members in accordance with the foregoing sentence, if any.

VIII.7. On the receipt of written notice by the Members of any Triggering Event as determined in good faith by the Members, the Company shall have the option, for a period ending 30 calendar days following the determination of the purchase price under Section 8.9 of this Agreement, to purchase any or all of the Member Units to which the option relates, at the price and on the terms set forth in Section 8.9 of this Agreement, by giving written notice to the Selling Member and all the other Members stating the number of Member Units to be purchased, and the other Members, pro rata based on the number of Member Units held by them (and excluding the Member Units held by the Selling Member), shall then have the option, for a period of 30 days thereafter, to purchase any or all of the Member Units not purchased by the Company, on the same terms and conditions as apply to the Company, by giving written notice to the Selling Member, the Company and all the other Members stating the number of Member Units to be purchased. If not all other Members elect to purchase the entire remaining Member Units, then the Members electing to purchase shall have the right, pro rata in accordance with the number of Members Units held by them (and excluding the Member Units held by the Selling Member and the Members not electing to purchase), to purchase the additional Member Units available for purchase by giving written notice to the Selling Member and all the other Members stating the number of Member Units to be purchased. It shall be permissible for a written notice given by a purchasing Member under this Section 8.7 to indicate that a purchasing Member elects to purchase the maximum number of Member Units that such Member shall be entitled to purchase, instead of indicating a specific number of Member Units. The closing of the purchase of Member Units under this Section 8.7 shall take place no

later than 90 days following the determination of the purchase price under Section 8.9 of this Agreement. The Selling Member and/or Transferee, as the case may be, of the Member Units that were not purchased under this Section 8.7 shall hold such Member Units subject to all of the provisions of this Agreement; provided that if the Triggering Event was an event described in Section 8.5(b) hereof, then, after complying with the terms of this Section 8.7, the Selling Member may, not later than 120 days following the determination of the purchase price under Section 8.9 of this Agreement, conclude a Transfer of any or all of the Member Units not purchased by the Company and the other Members at the same or a greater price per Member Unit, and on other terms and conditions not materially more favorable to the prospective Transferee, than offered to the Company and the other Members or than described in the written notice given to the Company and the other Members under Section 8.5 hereof, as the case may be. Any such Transfer not concluded before the expiration of such 120-day period shall again be subject to the option of the Company and the other Members to purchase the Member Units that had not been purchased under this Section 8.7 and shall require compliance by the Selling Member with the procedures described in this Section 8.7.

VIII.8. Neither the Member whose Member Units are subject to purchase under this Article, nor any Affiliate of such Member (other than the Company), shall participate in any vote or discussion of any matter pertaining to the disposition of the Member's Member Units under this Agreement.

VIII.9. The purchase price of the Member Units that is the subject of an option under Section 8.7 of this Agreement shall be the lesser of the "Fair Option Price" of such Member Units as determined under this Section 8.9 or the purchase price agreed between a Selling Member and a proposed Transferee, if any. "Fair Option Price" means the cash price that a willing buyer would pay to a willing seller when neither is acting under compulsion and when both have reasonable knowledge of the relevant facts on the date the option is first exercisable (the "Option Date"). Each of the selling party and the Manager shall negotiate in good faith to attempt to mutually agree upon the Fair Option Price. If the selling party and the Manager are unable to so agree within 30 days of the Option Date, the selling party shall appoint, within 40 days of the Option Date, one appraiser, and the Manager shall appoint within 40 days of the Option Date, one appraiser. The two appraisers shall within a period of five additional days, agree upon and appoint a third appraiser. The three appraisers shall, within 60 days after the appointment of the third appraiser, determine the Fair Option Price of the Member Units in question and submit a written report to the selling party and the Manager (who shall deliver a copy of the report to each of the other Members) specifying a Fair Option Price agreed by all three appraisers, which shall be deemed to be the Fair Option Price, or, if all three appraisers are unable to agree on a Fair Option Price, each appraiser's individual determination of the Fair Option Price. If the three appraisers are unable to agree on the Fair Option Price, the Fair Option Price shall be determined by disregarding the individual determination of Fair Option Price that that diverges the greatest from each of the other two individual determinations, and the arithmetic mean of the remaining two individual determinations shall be the Fair Option Price. The selling party shall pay the fees and expenses of the appraiser selected by the selling party, the Company shall pay the fees and expenses of the appraiser

selected by the Manager, and each of the selling party and the Company shall pay one-half of the fees and expenses of the third appraiser and one-half of all other costs relating to the determination of Fair Option Price. The Fair Option Price purchase price as so determined shall be payable in cash.

VIII.10. Upon any Transfer of Member Units in contravention of this Article VIII, the Transferee shall have no right to vote on any matter or to exercise any rights of a Member. Such Transferee shall be deemed an Assignee, and therefore the owner of only an Economic Interest, unless and until such Transferee has been admitted as a Member. Further, except as expressly permitted under Section 8.2 of this Agreement, an actual or prospective Transferee (other than an existing Member) of Member Units, regardless of whether or not such Member Units were Transferred in contravention of this Article VIII, may be admitted as a Member with respect to such Member Units only (a) on the vote of all the other Members in favor of the prospective Transferee's admission as a Member, (b) upon such prospective Transferee executing and delivering to the Company a counterpart of this Agreement and agreeing to be bound hereto as a Member, and (c) if such Transferee is a married individual, upon the spouse of such prospective Transferee executing and delivering to the Company a Spousal Consent and Acknowledgment in the form of Exhibit B hereto and consenting to the application of the provisions of this Agreement to the Member Units owned by or related to such prospective Transferee. Any such actual or prospective Transferee of Member Units shall be deemed an Assignee, and therefore the owner of only an Economic Interest, unless and until such actual or prospective Transferee has been admitted as a Member. Except as otherwise permitted in the Act, an Assignee shall be entitled only to receive allocations and distributions under this Agreement with respect to such Member Units and shall have no right to vote or exercise any rights of a Member until such Assignee has been admitted as a Member. Until the Assignee becomes a Member, the Member Units Transferred to the Assignee will not bestow upon the Assignee the right to vote on any matter.

VIII.11. Any Person admitted to the Company as a Member shall be subject to all the provisions of this Agreement that apply to the Member from whom the Member Units were Transferred. Notwithstanding anything to the contrary, a Member that has Transferred some or all of such Member's Member Units shall not be released from liabilities as a Member solely as a result of the Transfer, including with respect to any obligations of such Member to the Company or to third parties that were incurred prior to the Transfer.

VIII.12. The initial sale of Member Units in the Company to the initial Members has not been qualified or registered under the securities laws of any state or registered under the Securities Act of 1933, in reliance upon exemptions from the registration provisions of those laws. Notwithstanding any other provision of this Agreement, Member Units may not be Transferred unless registered or qualified under applicable state and federal securities law unless, in the opinion of legal counsel satisfactory to the Company, such qualification or registration is not required. The Member who desires to Transfer Member Units shall be responsible for all legal fees incurred in connection with said opinion.

VIII.13. Notwithstanding anything herein to the contrary, an acquirer or proposed acquirer of Member Units (including a Person purporting to be an initial Member of the Company) who is a married individual shall not be a Member until the spouse of such acquirer or proposed acquirer has executed and delivered to the Company a Spousal Consent and Acknowledgment in the form of Exhibit B hereto and consented to the application of the provisions of this Agreement to the Member Units owned by or related to such acquirer or proposed acquirer.

Article IX. DISPUTE RESOLUTION.

IX.1. Any action to enforce or interpret this Agreement, or to resolve disputes with respect to this Agreement as between the Company and a Member, or between or among the Members, shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. Arbitration shall be the exclusive dispute resolution process. Any party may commence arbitration by sending a written demand for arbitration to the other parties. Such demand shall set forth the nature of the matter to be resolved by arbitration. Any arbitration proceeding instituted under this Agreement shall be conducted in the English language through the Los Angeles office of the American Arbitration Association, and take place in Los Angeles County, California. The substantive law of the State of Delaware shall be applied by the arbitrator to the resolution of the dispute. The costs of the arbitration, including any American Arbitration Association administration fee, the arbitrator's fee, and costs for the use of facilities during the hearings, shall be borne equally by the parties to the arbitration; provided, however, that the prevailing party shall be entitled to reimbursement of such fees and costs and attorney fees and expenses incurred in connection with the arbitration at the discretion of the arbitrator. All decisions of the arbitrator shall be final, binding, and conclusive on all parties. Judgment may be entered upon any such decision in accordance with applicable law in any court having jurisdiction thereof. The arbitrator (if permitted under applicable law) or such court may issue a writ of execution to enforce the arbitrator's decision.

IX.2. The provisions of Section 9.1 hereof shall not be construed as prohibiting any party to this Agreement from applying to any court of competent jurisdiction for such injunctive or other provisional relief as may be necessary to protect that party from irreparable harm or injury or to preserve the status quo pending resolution of a dispute.

Article X. DISSOLUTION AND WINDING UP.

X.1. The Company shall be dissolved upon the first to occur of the following events:

(a) The expiration of the term of existence of the Company;

(b) The written agreement of all Members to dissolve the Company;

(c) The sale or other disposition of substantially all of the Company's assets; or

(d) Entry of a decree of judicial dissolution under Section 18-802 of the Act.

X.2. On the dissolution of the Company, the Company shall engage in no further business other than that necessary to wind up the business and affairs of the Company. The Managers, or if none, a delegate chosen by the Members, shall wind up the affairs of the Company, and shall begin by giving notice of the commencement of winding up by mail to all known creditors and claimants against the Company whose addresses appear in the records of the Company. After paying or adequately providing for the payment of all known debts of the Company (excluding debts owing to Members), the remaining assets of the Company shall be distributed or applied in the following order:

(a) To pay the expenses of liquidation.

(b) To the establishment of reasonable reserves as determined by the Manager or delegate for contingent liabilities or obligations of the Company. Upon the Manager's or delegate's determination that such reserves are no longer necessary, said reserves shall be distributed as provided in this Section 10.2.

(c) To repay outstanding loans to Members. If there are insufficient funds to pay such loans in full, each Member shall be repaid in the ratio that the Member's loan, together with interest accrued and unpaid thereon, bears to the total of all such loans from Members, including all interest accrued and unpaid thereon. Such repayment shall first be credited to unpaid principal and the remainder shall be credited to accrued and unpaid interest.

(d) Among the Members in proportion to their relative positive Capital Account balances.

X.3. Each Member shall look solely to the assets of the Company for the return of the Member's investment, and if the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the investment of each Member, such Member shall have no recourse against any other Members for indemnification, contribution, or reimbursement, except as specifically provided in this Agreement. No Member shall be liable for any negative balance in its Capital Account.

X.4. Except as expressly permitted in this Agreement, a Member shall not take any voluntary action that causes a dissolution event. The Members acknowledge that irreparable damage would be done to the goodwill and reputation of the Company if any Member should bring an action in court to dissolve the Company. This Agreement has been drawn carefully to provide fair treatment of all parties and equitable payment in liquidation of the Economic Interests. Accordingly, except where the Manager or delegated Members have failed to liquidate the Company as required by this Article, each Member hereby waives and renounces his or her right to initiate legal action to seek the appointment of a receiver or trustee to liquidate the Company or to seek a decree of judicial dissolution of the Company on the ground that (a) it is not reasonably practicable to carry on the business of the Company in conformity with the Certificate of Formation or this

Agreement, or (b) dissolution is reasonably necessary for the protection of the rights or interest of the complaining Member. Damages for breach of this Section 10.4 shall be monetary damages only (and not specific performance), and the damages may be offset against distributions by the Company to which such Member would otherwise be entitled.

Article XI. INDEMNIFICATION.

Each member hereby represents and warrants to, and agrees with, the Members and the Company as follows:

XI.1. The Company shall defend, indemnify and hold harmless any Person who was or is a party, or who is threatened to be made a party, to any Proceeding by reason of the fact that such Person was or is a Member, Manager, employee, or other agent of the Company, or was or is serving at the request of the Company as a director, officer, employee, or other agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by such Person in connection with such Proceeding, if such Person acted in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, and, in the case of a criminal Proceeding, such Person had no reasonable cause to believe that the Person's conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, by itself, create a presumption that the Person did not act in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, or that the Person had reasonable cause to believe that the Person's conduct was unlawful.

XI.2. Expenses of each Person indemnified under this Agreement actually and reasonably incurred in connection with the defense or settlement of a Proceeding may be paid by the Company in advance of the final disposition of such Proceeding, as authorized by the Manager who is not seeking indemnification or, if there are none, by the affirmative vote or written consent of the holders of a majority of the outstanding Member Units owned by the Members, upon receipt of an undertaking by such Person to repay such amount unless it shall ultimately be determined that such Person is entitled to be indemnified by the Company.

XI.3. As used in this Article XI, the term "expenses" includes, without limitation, attorney's fees and expenses of establishing a right to indemnification, if any, under this Article XI.

Article XII. GENERAL PROVISIONS.

XII.1. The effective date of this Agreement shall be the date set forth at the beginning hereof.

XII.2. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter contained herein and supersedes all prior and contemporaneous agreements, representations and understandings of the parties. There are no

representations, warranties, agreements or understandings, express or implied, written or oral between the parties hereto relating to the subject matter of this Agreement which are not fully expressed herein.

XII.3. This Agreement may be amended at any time or from time to time for any purpose upon the affirmative vote or written consent of the holders of a majority of the outstanding Member Units owned by the Members unless the provision of this Agreement to be amended requires a greater percentage vote for the taking of an action, in which case such greater percentage vote shall be required to amend such provision.

XII.4. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No failure to enforce any right or provision hereunder shall preclude or affect the later enforcement of such right or provision. No waiver shall be binding unless executed in writing by the party making the waiver.

XII.5. Unless otherwise provided, all terms of this Agreement shall be binding on and shall inure to the benefit of and be enforceable by the parties hereto and their respective heirs, legal representatives, and permitted successors and assigns.

XII.6. Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any Person other than the parties to it and their respective permitted successors and assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third party to any party to this Agreement, nor shall any provision give any third party any right of subrogation or action over or against any party to this Agreement.

XII.7. Each party hereto agrees to perform any further acts and execute, with acknowledgment or affidavit if required, and deliver any and all documents, instruments, notices and other assurances, at such party's sole expense, which may be reasonably requested in order to effect the purposes of this Agreement.

XII.8. Captions in this Agreement are included for convenience of reference only and shall not affect the construction or interpretation of any of the provisions of this Agreement. The use of the singular in this Agreement includes the plural, and vice versa, and the use of one gender includes the other whenever the context thereof so requires. All exhibits referred to herein and attached hereto are incorporated as a part hereof. All references to "days" mean calendar days and not business days unless otherwise specifically stated.

XII.9. If any of the provisions, or portions thereof, of this Agreement or the application thereof are held to be unenforceable or invalid by any court of competent jurisdiction, the remainder of this Agreement shall not be affected thereby and to this end only the provisions of this Agreement are declared severable. If any provision of this Agreement is determined by any court of competent jurisdiction or arbitrator to be invalid, illegal, or unenforceable to any extent, that provision shall, if possible, be construed as though more narrowly drawn, if a narrower construction would avoid such invalidity, illegality, or

unenforceability or, if that is not possible, such provision shall, to the extent of such invalidity, illegality, or unenforceability, be severed, and the remaining provisions of this Agreement shall remain in effect.

XII.10. This Agreement may be executed in one or more counterparts (or by separate signature pages attached hereto), each of which shall be deemed an original and all of which together shall constitute one and the same instrument, and as executed shall constitute one agreement, binding on all the parties, even though all the parties do not sign the original or the same counterpart or signature page. Any signature page hereto delivered by facsimile or by e-mail shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto. Any party that delivers such a signature page agrees to later deliver an original counterpart to the Company upon the Company's request. An executed original of this Agreement shall be kept at the principal office of the Company.

XII.11. All notices required or permitted hereunder shall be deemed effectively delivered on the earlier of (a) when received, (b) when delivered personally, (c) one (1) business day after being delivered by facsimile (with receipt of appropriate confirmation), (d) one (1) business day after being deposited with a nationally recognized, reputable overnight courier service for next day delivery or (e) five (5) calendar days after being deposited in the U.S. mail, first class with postage prepaid, return receipt requested, and addressed to a party at the applicable address set forth immediately below such party's signature below or at such other address as such party may designate in a notice delivered in accordance with this Section 12.11.

XII.12. Time is of the essence of every provision of this Agreement that specifies a time for performance.

XII.13. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Delaware.

XII.14. Except as expressly provided otherwise herein, each party hereto shall pay their expenses incident to the preparation and implementation of this Agreement.

XII.15. Each party represents and warrants to the other parties that such party has the capacity and authority to enter into this Agreement. If a party hereto is a corporation, partnership, trust, or other entity, each individual executing this Agreement on behalf of such entity represents and warrants that such individual is duty authorized to execute and deliver this Agreement on behalf of such entity in accordance with a duly adopted resolution of the governing board of such entity or in accordance with the governing documents of such entity, and that this Agreement is binding upon such entity in accordance with its terms.

XII.16. Except as provided in this Agreement, no provision of this Agreement shall be construed to limit in any manner the Members in the carrying on of their own respective businesses or activities.

XII.17. Except as provided in this Agreement, no provision of this Agreement shall be construed to constitute a Member, in the Member's capacity as such, as the agent of any other Member.

XII.18. An executed original of this Agreement and all amendments thereto shall be kept at the principal office of the Company.

XII.19. This Agreement has been prepared with the participation and involvement of all parties and with the full opportunity for counsel to each party to participate in the preparation of such Agreement. Consequently, the rule of construction that, in the event of a controversy in the interpretation of a provision, that same shall be construed against the author of such provision, shall not apply to this Agreement.

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Agreement on the day and year first above written.

ALEX VALLEY, Managing Member

Alex Valley

____

ZACHARY COSMAN, Managing Member

DocuSigned by:

Zachary Cosman

CEF72EAE1F04442...

LEWIS ROBINOVITCH, Member

DocuSigned by:

LEWIS ROBINOVITCH

04FFD33F7AF34B0...

PHENE WADLAW, Member

DocuSigned by:

Phene Wadlaw

96E65C9B450A42F...

STEVE H. COX, Member

DocuSigned by:

Steve H. Cox

7CDAD1E93A63453...

NORTH PROJECT LLC

By: Maximiliano Silvert

Print Name: Maximiliano Silvert

Title: Manager

EXHIBIT A. MEMBERS SCHEDULE.

Members	Capital Contributions	Membership Interest	Member Units
Alex Valley [redacted]	$15,000.00	34.37%	51,300.00
Zachary Cosman [redacted]	$50,000.00	17.74%	26,480.00
Lewis Robinovitch [redacted]	$20,900.00	6.20%	9,260.00
Phene Wardlaw [redacted]	$32,000.00	3.73%	5,560.00
Steven H. Cox [redacted]	$100,000.00	4.96%	7,400.00
North Project LLC Attn: Maximiliano Silvert [redacted]	$1,000,000.00	33%	49,253.73
TOTAL	$1,217,900.00	100%	149,253.73